FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	………………………………………………,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-…………….

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. ……………………………………………
(Registrant)

Date….	July 26, 2018	By……/s/………Eiji Shimizu………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Retained Earnings Dividend

July 26, 2018
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 Tokyo (First section) and other Stock Exchanges Inquiries: Eiji Shimizu General Manager Consolidated Accounting Division +81-3-3758-2111

Notice Regarding Retained Earnings Dividend

At a Board of Directors meeting held on July 26, 2018, Canon Inc. (the “Company”) passed a resolution regarding distribution of a retained earnings dividend, record date June 30, 2018, as follows.

1.	Dividend Details

	Determined amount	Most recent dividend forecast (Announced April 25, 2018)	Previous period result (First half of fiscal year 2017)
Record date	June 30, 2018	June 30, 2018	June 30, 2017
Dividend per share	80 yen	Undetermined	75 yen
Total dividend amount	86,380 million yen		80,982 million yen
Effective date	August 27, 2018		August 28, 2017
Dividend resource	Retained earnings		Retained earnings

2.	Reason

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investment, cash flow and other factors.

As for the interim dividend, from a stable return to shareholders perspective, and on the assumption that the commemorative dividend of ¥10 is incorporated into the ordinary dividend, the Company plans to distribute a dividend of ¥80, which is half of last year’s full-year dividend of ¥160. The year-end dividend has yet to be decided.